SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

OPKO Health, Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Kate Inman General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

March 10, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68375N103	Schedule 13D	PAGE 2 of 6

1	NAME OF REPORTING PERSONS Hsu Gamma Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		5,127,404	Shares
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		5,127,404	Shares
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	5,127,404	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP 68375N103	Schedule 13D	PAGE 3 of 6

1	NAME OF REPORTING PERSONS Jane Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		35,014,764	Shares*
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		35,014,764	Shares*
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	35,014,764	Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
Includes (i) 27,599,860 shares of Common Stock held individually by Dr. Hsiao, which includes 3,124,713 shares of Common Stock received by Dr. Hsiao as a result of a pro rata distributed by The Frost Group of its Common Stock of the Issuer to its members on March 10, 2020 for no consideration; (ii) 5,127,404 shares of Common Stock held by Hsu Gamma Investment, L.P. (“Hsu Gamma”), which is controlled by Dr. Hsiao as general partner; (iii) options to acquire 1,287,500 shares of Common Stock, which are exercisable within 60 days; and (iv) approximately 1,000,000 shares of Common Stock underlying $5,000,000 of the Issuer’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Issuer’s Common Stock per $1,000 of principal amount of Notes.

CUSIP 68375N103	Schedule 13D	PAGE 4 of 6

Explanatory Note
This Amendment No. 8 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013, as amended by Amendment No. 4 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 5 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 6 to the Schedule 13D filed on November 20, 2018, as amended by Amendment No. 7 to the Schedule 13D filed on November 1, 2019 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”). In Amendment No. 7 to the Schedule 13D, Dr. Hsiao, Trust A, Trust B and Hsu Gamma reported that they had ceased to be beneficial owners of more than 5% of Common Stock. Dr. Hsiao now has beneficial ownership of more than 5% of the Common Stock and is filing this Amendment No. 8 accordingly.

ITEM 3.	Source and Amount of Funds or Other Consideration. Item 3 is amended by adding the following paragraphs to the end of the item:
On March 10, 2020, The Frost Group, LLC (“The Frost Group”), of which the Dr. Hsiao is a member, effected a pro rata distribution of its 20,091,062 shares of Common Stock of the Issuer to its members for no consideration. Dr. Hsiao now has direct beneficial ownership of 3,124,713 shares, which is her pro rata share of the securities formerly held by The Frost Group.

ITEM 4.	Purpose of Transaction. Item 4 is amended by adding the following paragraphs to the end of the item:
On March 10, 2020, The Frost Group, of which the Dr. Hsiao is a member, effected a pro rata distribution of its 20,091,062 shares of Common Stock of the Issuer to its members for no consideration. Dr. Hsiao now has direct beneficial ownership of 3,124,713 shares, which is her pro rata share of the securities formerly held by The Frost Group.

ITEM 5.	Interest in Securities of the Issuer. Item 5(a)-(c) is deleted in its entirety and replaced with the following text:
(a)-(b) Dr. Hsiao may be deemed to beneficially own 35,014,764 shares of Common Stock, which consist of (i) 5,127,404 shares of Common Stock held by Hsu Gamma, and (ii) 29,887,360 shares of Common Stock held individually. The 29,887,360 shares of Common Stock individually held by Dr. Hsiao include (i) 27,599,860 shares of Common Stock held individually, which includes 3,124,713 shares of Common Stock received by Dr. Hsiao as a result of a pro rata distributed by The Frost Group of its Common Stock of the Issuer to its members on March 10, 2020; (ii) approximately 1,000,000 shares of Common Stock underlying $5,000,000 of the Issuer’s Notes, which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment; and (iii) options to purchase 1,287,500 shares of Common Stock, exercisable within 60 days of the date hereof. The 35,014,764 shares of Common Stock beneficially owned by Dr. Hsiao constitute approximately 5.2% of the Issuer’s outstanding shares of Common Stock, based upon 669,828,524 shares of Common Stock outstanding as of February 15, 2020 as reported by the Issuer in its Form 10-K filed with the SEC on March 2, 2020, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 35,014,764 shares of Common Stock.
Hsu Gamma beneficially owns 5,127,404 shares of Common Stock, which constitutes approximately 0.8% of the Issuer’s outstanding shares of Common Stock, based on 669,828,524 shares of Common Stock outstanding as of February 15, 2020 as reported by the Issuer in its Form 10-K filed with the SEC on March 2, 2020, and calculated

CUSIP 68375N103	Schedule 13D	PAGE 5 of 6

in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 5,127,404 shares of Common Stock held by Hsu Gamma.
(c) In the last 60 days prior to the filing of this Amendment No. 8, Dr. Hsiao acquired beneficial ownership over a total of 3,124,713 shares of Common Stock on March 10, 2020 by virtue of a pro rata distribution by The Frost Group of Common Stock of the Issuer to its members for no consideration.
In the last 60 days prior to the filing of this Amendment No. 8, Hsu Gamma has not effected any transactions in the shares of Common Stock.

CUSIP 68375N103	Schedule 13D	PAGE 6 of 6

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hsu Gamma Investment, L.P.

Dated:	March 20, 2020	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	General Partner

Dated:	March 20, 2020	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	Jane H. Hsiao, Ph.D., Individually